Exhibit 99.2

Further to the announcement made on 21 October 2003 confirming the appointment of Mr David Hamill as an Executive Director of Imperial Chemical Industries PLC from 8 December 2003, the Company confirms that, pursuant to section 6.F.2 of the FSA Listing Rules, that there is no such information to be disclosed.

The Company can also confirm that Mr David Hamill has no share interests in Imperial Chemical Industries PLC, other than an Option over 386,138 Ordinary Shares made on 10 December 2003, disclosed earlier today.

11 December 2003

End